Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

July 28, 2011

John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File Nos. 333-173601 & 811-22550

Dear Mr. Ganley:

We are in receipt of your letter, dated May 20, 2011, which sets forth your comments to the registration statement on Form N-2 filed by BlackRock Preferred Partners LLC (the "Fund") on April 20, 2011 (the "Registration Statement"), containing the Prospectus and Statement of Additional Information for the Fund.  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

John M. Ganley
July 28, 2011

Prospectus

Cover Page (Page ii)

1.           The pricing table includes a column captioned "Initial Proceeds to Fund Per Unit." This column appears to be inconsistent with the pricing table set forth in Item 1 to Form N-2. Please revise the pricing table to be consistent with Form N-2.

The Fund has revised the pricing table, as requested.

Summary – Investment Strategies (Page 2)

2.           The first paragraph of this section states that the Fund will limit the amount that can be invested in any single Portfolio Fund to 7.5% of the Fund total assets. Please clarify whether the 7.5% limit applies to both direct and indirect investments in a Portfolio Fund.

The Fund made the requested clarification.

3.           The first paragraph also states that the Fund will limit the amount that can be invested in any single direct investment to 15% of the Fund total assets. Inasmuch as the Fund limits investments in a single Portfolio Fund to 7.5% of the Fund's total assets, it appears that the term "any single direct investment" refers to investments other than investments in a Portfolio Fund. Please clarify the type of investments referred to by the term "direct investment."

The Fund made the requested clarification.

4.           The first paragraph states that the Fund may make indirect investments in Portfolio Funds through derivatives instruments. Elsewhere the prospectus identifies other derivative transactions that the Fund may engage in. See Investment Strategies - Strategic Transactions, at 23. Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives

John M. Ganley
July 28, 2011

and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

In drafting the Fund's Prospectus and Statement of Additional Information, the Fund has been mindful of the staff's views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Summary of Fund Expenses (Page 15)

5.           The last sentence of footnote (4) provides that the compensation payable to financial intermediaries that are members of FINRA is subject to the underwriting compensation limit set by FINRA. Prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

The Fund confirms that it will provide you with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with applicable FINRA Rules prior to requesting acceleration of effectiveness of the Fund's registration statement.

Additional Investment Policies – Investment Restrictions (Page 25)

6.           Investment Restriction (1) provides, in part, that the Fund may not invest more than 25% of its total assets in the securities of (a) issuers in any single industry and/or (b) securities of one or more Portfolio Funds with a stated policy of investing substantially all of their assets in the same industry. Although the Fund's policy would prohibit it from investing more than 25% of its assets in Portfolio Funds that invest "substantially all" of their assets in the same industry, in our view the Fund and Advisors should not limit their consideration of the concentration of underlying Portfolio Funds to only those

John M. Ganley
July 28, 2011

which invest "substantially all" assets in a particular industry. Instead, the Adviser and Fund must consider the concentration of any underlying Portfolio Funds when determining whether the Fund is in compliance with its own concentration policy. Please add disclosure indicating that the Fund and Advisors will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

The Fund has added disclosure in this regard, as requested, and notes that its statement of concentration policy is substantially similar to that of SCS Hedged Opportunities Fund, LLC.  See SCS Hedged Opportunities Fund, LLC, POS AMI, filed with the Commission on June 15, 2010.

General Risks – Risks Related to the Investment Strategy (Page 31)

7.           Under the caption "Real Estate Strategies", the Fund discloses the risks related to investments in REITs. Please disclose in the sections related to investment strategy the Fund's strategy concerning investing in REITs.

The Fund does not intend to invest in REITs as part of its investment strategy; however, the Fund may invest in underlying hedge funds that in turn invest in REITs and other real estate companies.  The Fund has clarified the referenced risk disclosure in this regard.

General Risks – Risks Related to Portfolio Funds – Non-Voting Securities and Waivers (Page 48)

8.           In this section, the Fund states that it may elect to invest in non-voting securities or by contract waive those voting rights to prevent the Fund from becoming an "affiliated person" of a Portfolio Fund for purposes of the 1940 Act. Please disclose any contractual arrangements under which the Funds would waive voting rights; whether such waivers would be irrevocable; and who determines whether the Fund will waive voting rights (e.g., the Advisor or Directors).  If the Advisor makes the determination, disclose whether the Directors have adopted any procedures for waiving voting rights. Please explain in this section whether the Advisor or Directors consider the interests of the Advisor or its other clients in determining whether to waive voting interests in

John M. Ganley
July 28, 2011

Portfolio Funds. In addition, please explain to us how waiving voting-rights with respect to Portfolio Funds is consistent with the Advisor's and Directors' fiduciary obligations to shareholders.

Please also disclose the possible impact that the ability to waive voting rights may have on the Fund's operations, including whether the Fund intends to own 5 percent or more of the voting securities of any Portfolio Fund; and the impact, if any, the waiver arrangement may have on the ability of the Fund and other clients of the Advisor to invest in the same Portfolio Funds.

The Fund has made the requested disclosure revisions.  We note that a portion of the disclosure revisions state: "The Board of Directors of the Fund has authorized the Advisor to implement the procedures set forth above."  The Fund's Board of Directors will authorize the procedures for investment in Portfolio Funds by the Fund and other accounts of the Advisor as set forth in the Prospectus prior to the effectiveness of the Fund's Registration Statement.

Investing in a non-voting class of a Portfolio Fund's interests, or waiving voting rights with respect to Portfolio Funds, is consistent with the Advisor's and the Directors' fiduciary obligations to the Fund's shareholders.  Section 17(a) of the 1940 Act can be read to prohibit the Fund from subscribing to or redeeming from a Portfolio Fund if the Portfolio Fund were its affiliated person (or an affiliated person of such a person).  The Advisor and the Directors believe that it is in the best interests of the Fund's shareholders to have available to them the widest possible range of permissible investment opportunities in Portfolio Funds and to not have the Fund constrain its investment program due to the ownership of voting securities.  The Advisor and the Directors thus believe that it is in the best interests of the Fund's shareholders for the Fund to authorize the Advisor to implement for the Fund the procedures for investment in Portfolio Funds by the Fund and other accounts of the Advisor as set forth in the Prospectus.

John M. Ganley
July 28, 2011

The Advisor and the Directors additionally believe that investing in a voting class of a Portfolio Fund's interests, or retaining such voting rights if so invested, is of little practical utility in the context of the Fund's investment program.  The Fund seeks to invest in Portfolio Funds to gain exposure to the returns offered by that particular Portfolio Fund's investment program, not to influence the management or policies of Portfolio Funds.  Furthermore, in the context of Portfolio Funds, the Advisor and the Directors believe that voting rights with respect to corporate governance matters are less important than in the operating company context, given the types of decisions a Portfolio Fund would typically submit to shareholder vote and the fact investors in Portfolio Funds generally have the right to redeem their interests in the Portfolio Fund at net asset value on a periodic basis.

Portfolio Funds, as a general matter, rarely put matters to a vote of interest-holders and, when they do, the types of matters put to a vote are generally not important to the Fund's primary purpose of investing in the Portfolio Fund, which is to gain exposure to the returns offered by that particular Portfolio Fund's investment program.  Unlike public corporations or SEC-registered mutual funds, Portfolio Funds are generally much more dependent on the unique talents of key individuals within their organizations and investors generally "vote with their feet" and redeem from a Portfolio Fund when they are unhappy with the Portfolio Fund's performance, rather than seek to influence management (and thereby improve performance) through voting rights. Moreover, given the Fund's investment limitations, both as a RIC and as otherwise set forth in the Prospectus, it is unlikely that the Fund would ever own enough of a Portfolio Fund's voting securities to influence voting decisions with respect to that Portfolio Fund.  The Advisor and the Directors thus believe that investing in a voting class of a Portfolio Fund's interests, or retaining such voting rights if so invested, is of little practical utility and is out-weighed by the benefit of being able to invest more freely in a broader universe of Portfolio Funds.

General Risks – Risks Related to Portfolio Funds – Portfolio Valuation (Page 52)

9.           The second sentence of this section states that Portfolio Funds may not provide estimates of their values, or may do so irregularly, with the result that the values may be "estimated by and at the discretion of the Administrator or the Advisor." Disclosure later in the prospectus, in the section "Calculation of Net Asset Value; Valuation" (page 87) states that valuation is the Board's responsibility, and that the Board has delegated to an internal valuation committee of the Advisor the responsibility for the day-to-day oversight of the valuation of the Fund's securities in accordance with the Board's Valuation Procedures. Please ensure that the earlier disclosure is consistent with the later disclosure.

The Fund has revised the above referenced disclosure for consistency.

John M. Ganley
July 28, 2011

General Risks – Risk Related to Portfolio Funds – Concentration of Investment Portfolio (Page 55)

10.           The second to the last sentence of this section provides that "the Fund is permitted to make direct investments, including, without limitation, in single security positions." (Emphasis added.) Investment without limitation in a single issuer appears to be inconsistent with the Fund's election to be treated as a RIC under Subchapter M of the Internal Revenue Code. The diversification requirements under the Subchapter M, which are set forth on page 91, provide that a RIC must diversify its holdings so that no more than 25% of its assets are invested in one issuer. Please revise the disclosure to be consistent with the election to be a RIC.

The Fund has clarified the above-referenced disclosure.

Management of the Funds – Directors and Officers (Page 62)

11.           Review of this section shows that the membership of the Fund's Board of Directors has not yet been determined. After the Directors have been selected, please ensure that you briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as Directors for the Fund. See Item 18.17 of Form N-2. In addition, please ensure that when the table of biographical information is completed, the directorships held by each Director are provided for the past 5 years. See Item 18.6(b) of Form N-2.

The Fund acknowledges its obligation to provide disclosure with respect to its Board of Directors consistent with the requirements of Form N-2.

Certain U.S. Federal Income Tax Consequences – Taxation as a RIC (Page 90)

13.           The second full paragraph on page 92 states that the Fund anticipates that substantially all of the Portfolio Funds in which it invests will be treated as PFICs for U.S. federal income tax purposes. This section states that when a PFIC appreciates in value, the investment will be deemed to have been sold at

John M. Ganley
July 28, 2011

the end of the Fund's taxable year. The Fund will treat the increase in value as ordinary income which is subject to the distribution requirements applicable to RICs. It appears that the Fund may be required to distribute income to shareholders when shareholders have not received actual cash distributions. If applicable, please prominently disclose as a risk of investing in the Fund that due to its investments in PFICs shareholders may be required to pay taxes on income at ordinary income tax rates before receiving actual distribution from the Fund.

The Fund believes that it has adequately disclosed this risk on page 92 of the initial Registration Statement.  The tax disclosure in the initial Registration Statement states on page 92: "The Fund will recognize income regardless of whether the PFIC has made any distributions to the Fund and such income will constitute investment company taxable income subject to the Annual Distribution Requirement described above."1  This is a Fund-level "phantom income" point, not a shareholder-level "phantom income" point, which the Fund believes is adequately disclosed in the Registration Statement.  Accordingly, the Fund does not believe that a revision is required to address this comment.

General Comments

14.           Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Fund has made consistent revisions throughout the registration statement.

15.           We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

_______________________

1
This language now appears on page 114 of Pre-Effective Amendment No. 1 to the Registration Statement, filed herewith, and has been modified in a non-substantive manner to address certain other revisions the Fund has made to the tax disclosure.

John M. Ganley
July 28, 2011

The Fund is advised that additional comments may be provided on omitted disclosure items or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

16.           Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

The Fund expects to submit an application for exemptive relief in order to offer multiple classes of units with varying sales loads and/or ongoing distribution fees.  The Fund intends to request acceleration of the effectiveness of the Registration Statement, and commence its offering, with one class of units and add additional classes of units when and if the Commission grants it exemptive relief in this regard.

17.           Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act of 1940. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Pre-Effective Amendment No. 1 to the Registration Statement accompanies this letter.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely, /s/Thomas A. DeCapo Thomas A. DeCapo